UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
0-04408

CUSIP Number:
05969A105

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Resource America, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Crescent Drive, Suite 203, Navy Yard Corporate Center
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in its Current Report on Form 8-K which was filed September 25, 2013 (the “September 19 8-K"), on September 19, 2013, the Audit Committee of the Board of Directors of Resource America, Inc. (the “Company”) concluded that the Company should consolidate the financial statements of Resource Capital Corp. (“RSO”), which the Company had previously treated as an unconsolidated variable interest entity. The Audit Committee reached this conclusion after consultations with the Office of the Chief Accountant of the Securities and Exchange Commission (the “Commission”) following comments received from the Commission’s Division of Corporation Finance and the Audit Committee’s discussion with the Company’s management and its independent registered public accounting firm.
The Audit Committee noted that consolidation of RSO was not expected to materially affect the Company’s previously reported net income attributable to common shareholders or separate company net cash flows and that the impact of consolidation would be primarily a modification to the presentation of the Company’s financial statements to reflect RSO’s financial information on a combined basis with that of the Company.
To reflect the consolidation of RSO, the Audit Committee determined that the Company would need to restate the audited financial statements set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and the unaudited financial statements in its Quarterly Reports on Form 10-Q for each of the quarters ended December 31, 2012, March 31, 2013 and June 30, 2013.
Since RSO, as a real estate investment trust, must have a calendar year fiscal year, the Company has changed its fiscal year to the calendar year in order to facilitate the preparation of consolidated financial statements, including those for the quarter ended September 30, 2013.
Because the Company is in the process of restating its financial statements as described above, and has changed its fiscal year to the calendar year, the Company has not been able to complete its financial statements for the quarter ended September 30, 2013.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

Thomas C. Elliott, Senior Vice President and Chief Financial Officer
(Name)

(215)	546-5005
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s September 19 8-K, and as described in Part III, above, the Company is restating its financial statements to consolidate with RSO. While the impact of the consolidation with RSO is significant to the presentation of the Company’s financial statements, it is not material to the Company’s financial condition or results of operations. Further, notwithstanding the consolidation, since RSO’s assets and liabilities are solely those of RSO, the Company’s sole benefit from RSO is its management fee arrangements and its stock interest in RSO.

Resource America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 13, 2013	By:	/s/ Thomas C. Elliott
Senior Vice President and Chief Financial Officer